SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K




                          ANNUAL REPORT

                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



           For the Fiscal Year Ended December 31, 1994


A.  Full Title of the Plan:

                    PHH CORPORATION EMPLOYEE
                         INVESTMENT PLAN


B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office:

                         PHH CORPORATION
                      11333 McCormick Road
                  Hunt Valley, Maryland  21031

                    PHH CORPORATION EMPLOYEE
                         INVESTMENT PLAN

                              INDEX

                                                                         Page No.
Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits -
     December 31, 1994 and 1993                                             2

Statements of Changes in Net Assets Available for Plan Benefits -
     Years Ended December 31, 1994 and 1993                                 3

Notes to Financial Statements                                               4

Schedules -      Item 27a -   Schedule of Assets Held for Investment
                              Purposes                                      11

                 Item 27d -   Schedule of Reportable Transactions           12

Signatures                                                                  13

Consent of Independent Auditors                                             14

                ********************************

The other schedules required by Item 27 of Department of Labor
Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                     INDEPENDENT AUDITORS' REPORT

The Employee Benefits Committee
PHH Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the PHH Corporation Employee Investment Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our 1994 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.

                     (KPMG Peat Marwick LLP signature appears here)

Baltimore, Maryland
June 16, 1995

                       PHH CORPORATION EMPLOYEE
                            INVESTMENT PLAN

                  STATEMENTS OF NET ASSETS AVAILABLE
                           FOR PLAN BENEFITS

                                                     December 31, (Note 3)
                                                      1994           1993
Investments, at fair value                        $64,373,722     $65,020,966
Participant loans receivable                        2,894,981       2,689,808
Net assets available for plan benefits (Note 6)   $67,268,703     $67,710,774

            See Accompanying Notes to Financial Statements

                    PHH CORPORATION EMPLOYEE
                         INVESTMENT PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                        FOR PLAN BENEFITS

                                                                       Years Ended
                                                                 December 31, (Note 4)
                                                                 1994             1993
Dividend income                                                 $2,269,846     $2,727,223
Interest income                                                    181,845        192,557
Total dividend and interest income                               2,451,691      2,919,780
Contributions:
     Employee                                                    6,108,508      5,924,079
     Employer                                                    3,980,879      3,815,942
Total contributions                                             10,089,387      9,740,021
Withdrawals and distributions to participants                   (6,081,824)    (5,123,198)
Plan expenses incurred                                             (75,470)       (69,946)
Net appreciation (depreciation) in fair value of investments    (6,825,855)     1,681,489
Increase (decrease) in net assets available for benefits          (442,071)     9,148,146
Net assets available for benefits:
     Beginning of year                                          67,710,774     58,562,628
     End of year                                               $67,268,703    $67,710,774

         See Accompanying Notes to Financial Statements

                    PHH CORPORATION EMPLOYEE
                         INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                   December 31, 1994 and 1993


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accompanying financial statements of the PHH Corporation Employee Investment Plan ("Plan") have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Investments are carried at fair value as determined by quoted market prices.

In accordance with requirements of the Tax Reform Act of 1986, the Plan is subjected to a non-discrimination test based on the calculation of the Average Deferred Percentages (ADP test) for highly compensated versus non-highly compensated employee groups. The results of this test, as of December 31, 1994, indicate that the difference in the employee group average deferred percentage is within permissible limits.


(2)  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974
(ERISA).

Each employee of the Company may participate in the Plan after six months of service if he is scheduled to work at least 1,000 hours in a 12 consecutive month period commencing on his date of employment, or in any Plan year commencing after his date of employment. There is no age requirement for eligibility to participate in the Plan. Each participant may contribute to the Plan each year between 1% and 10% of eligible earnings subject to certain limits contained in the Internal Revenue Code of 1986, as amended. The Company's matching contribution is dollar-for-dollar up to 3% of the participant's eligible deferred earnings and up to an additional 3% of eligible deferred earnings based upon the profitability of the Company from continuing operations for the relevant fiscal year. The profitability-based rate of the matchable portion is determined by a schedule established by the Board of Directors for each fiscal year. For Plan year 1993, additional Company matching contributions totalling approximately $1,058,000 was paid to participants based upon Company profitability for fiscal year ended April 30, 1994 and is reflected in the financial statements for Plan year 1994. For Plan year 1994, additional Company matching contribution, if any, will be determined based upon the profitability of the Company for the year ending April 30, 1995. Accordingly, no amounts relating to the profitability-based match have been reflected in the financial statements for Plan year 1994.

Each participant could direct the custodian to invest in any increments in any of the following investment programs: (a) the common stock of PHH Corporation comprising the PHH Common Stock Fund; (b) an Equity-Income Fund (Fidelity US Equity Index Portfolio) consisting of income-producing equity securities; (c) a Growth Fund (Fidelity Magellan Fund)consisting of equity securities of corporations which are growth companies; (d) a Money Market Fund (Fidelity Retirement Money Market Portfolio) consisting of various short-term money market instruments; (e) an Asset Allocation Fund (Fidelity Asset Manager) consisting of domestic and foreign equity securities, bonds and short-term instruments; (f) an International Growth Fund (Fidelity Europe Fund) consisting of securities of Western European issues; or (g) a Bond-Income Fund (Fidelity U. S. Bond Index Portfolio) consisting of securities contained in the Aggregate Bond Index.

                    PHH CORPORATION EMPLOYEE
                         INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                           (Continued)

(2)  DESCRIPTION OF THE PLAN (Continued)

All Company contributions matching the first 3% of the participant's eligible deferred earnings are invested in the PHH Common Stock Fund with no transfers permitted until age 50. All Company contributions matching up to an additional 3% based upon Company profitability are initially invested in the Money Market Fund with no transfer restrictions.

Participants have a full and immediate vested interest in amounts contributed by them and earnings thereon. Participants have a vested interest in the Company's matching contribution previously made and to be made in the future, determined by the participants' years of vested service. Generally, after three years of such service, participants have a 100% vested interest in all Company contributions made and to be made in the future. Forfeitures of unvested Company matching contributions are used, as permitted under Plan provisions, to pay Plan expenses.

Accounts which may be maintained for each participant in the Plan are (a) "Prior Plan Employee Account" meaning the account relating to his contributions made at any time prior to May 1, 1985; (b) "Prior Plan Company Match Account" meaning the account relating to Employer matching contributions attributable to his contributions made at any time prior to May 1, 1985; (c) "Current Plan Employee Account" meaning the account relating to his contributions made at any time on and after May 1, 1985, under
Section 401(k) of the Code; (d) "Current Plan Company Basic Match Account" meaning the account relating to Employer matching contributions attributable to the first 3% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code; (e) "Current Plan Company Profit Match Account" meaning the account relating to Employer matching contributions attributable to 3% - 6% of his contributions made at any time on and after May 1, 1985, under Section 401(k) of the Code based on attainment of certain earnings per share targets set annually by the Company; and (f) "Rollover Account" meaning the account relating to a Participant's qualifying contributions under the rollover provisions of the Plan. Each of these accounts shall have allocated to it the portion of the participant contributions and related Employer matching contributions in accordance with the Plan together with appreciation, depreciation, and earnings then attributable to the participant contributions and related Employer matching contributions as well as distributions to participants in accordance with the Plan. Participants may obtain a loan of up to 50% of their vested account balance not to exceed $50,000. The interest rate charged on loans outstanding is the prime rate as published in the Wall Street Journal plus 1% fixed for the entire term of the loan. Loan terms may range up to five years unless the purpose of the loan is to buy or build a primary residence in which case the loan term may be extended to ten years. Repayment of the loan principal and interest occurs through equal payroll deductions. Participants incur no taxable income as a result of taking a loan unless the loan is not repaid.

Expenses of administering the Plan incurred external to the Company (i.e. the cost of printing literature and forms, the disbursement of benefits, the compensation of administrators, consultants, counsel, etc.) , at the direction of the Company, may be paid from the Trust Property. Internal Company support costs (i.e. the cost of staff time, etc.) are paid by the Company.

Although it has not expressed any intent to do so, the Company reserves the right at any time to alter, amend, suspend, discontinue or terminate the Plan; provided, however, that no such alteration, amendment, suspension, discontinuance or termination shall have the effect of permitting any of the Trust Property to be used for or diverted to purposes other than those of the Plan. If the Plan is discontinued or terminated, all Trust Property under the Plan will become immediately vested in the participants and none will inure to the Company.

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(3)  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS


The following is the allocation of net assets available for plan benefits to investment programs at December 31, 1994 and 1993:

                                                                 December 31, 1994
                             PHH
                            Corp
                           Common      U.S.                   Fidelity                              U.S.
                            Stock     Equity    Magellan        Money       Asset       Europe      Bond   Participant
                            Fund      Index       Fund         Market      Manager       Fund       Index    Loans       Total
Investments, at fair
  value                $29,950,883  $7,061,559  $13,936,122  $10,081,717  $1,796,428  $1,261,177  $285,836   $-         $64,373,722
Participant loans
  receivable               --          --           --           --           --          --          --      2,894,981   2,894,981
Net assets available for
  plan benefits        $29,950,883  $7,061,559  $13,936,122  $10,081,717  $1,796,428  $1,261,177  $285,836   $2,894,981 $67,268,703

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

(3)  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

                                                                 December 31, 1993
                             PHH
                            Corp
                           Common      U.S.                   Fidelity                              U.S.
                            Stock     Equity    Magellan        Money       Asset       Europe      Bond   Participant
                            Fund      Index       Fund         Market      Manager       Fund       Fund     Loans       Total
Investments, at
  fair value             $34,554,040  $7,098,394  $13,312,062  $8,160,036  $1,015,581  $612,751  $268,102  $   --     $65,020,966
Participant loans
  receivable                 --           --           --          --          --          --        --     2,689,808   2,689,808
Net assets available for
  plan benefits          $34,554,040  $7,098,394  $13,312,062  $8,160,036  $1,015,581  $612,751  $268,102  $2,689,808 $67,710,774

                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(4) ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS
The following is the allocation of changes in net assets available for plan benefits to investment programs for the years ended December 31, 1994 and 1993:

                                                                December 31, 1994
                          PHH Corp
                           Common       U.S.                  Fidelity                             U.S.
                            Stock      Equity      Magellan     Money       Asset       Europe     Bond   Participant
                            Fund       Index         Fund       Market     Manager       Fund      Index    Loans       Total
Dividend income         $1,038,669    $220,073    $543,707   $360,626      $66,997     $19,265   $20,509   $           $2,269,846
Interest income             --            --         --         --            --          --        --        181,845     181,845
Total dividend and
  interest income        1,038,669     220,073     543,707    360,626       66,997      19,265    20,509      181,845   2,451,691
Contributions:
    Employee             1,141,112     969,404   2,237,921  1,092,999      358,928     226,167    81,977        --      6,108,508
    Employer             2,889,051       --         --      1,091,828        --           --        --          --      3,980,879
       Total
         contributions   4,030,163     969,404   2,237,921  2,184,827      358,928     226,167    81,977        --     10,089,387
Interfund transfers     (1,079,334)   (371,571)   (106,030)   356,017      636,222     410,658   (51,945)    205,983      --
Withdrawals and
  distributions to
  participants          (2,906,690)   (706,446) (1,241,098)  (910,029)    (100,355)    (29,774)   (4,777)   (182,655)  (6,081,824)
Plan expenses incurred        (681)     (2,338)     (1,611)   (69,760)        (850)       (147)      (83)      --         (75,470)
Net appreciation
  (depreciation)
  in fair value of
  investments           (5,685,284)   (145,957)   (808,829)     --        (180,095)     22,257   (27,947)      --      (6,825,855)
Increase (decrease) in
  net assets available
  for benefits          (4,603,157)    (36,835)    624,060   1,921,681      780,847     648,426     17,734    205,173     (442,071)
Net assets available for
  benefits:
   Beginning of year    34,554,040   7,098,394  13,312,062   8,160,036    1,015,581     612,751    268,102  2,689,808   67,710,774
   End of year         $29,950,883  $7,061,559 $13,936,122 $10,081,717   $1,796,428  $1,261,177   $285,836 $2,894,981  $67,268,703

                    PHH CORPORATION EMPLOYEE INVESTMENT PLAN

(4) ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS TO INVESTMENT PROGRAMS

                                                   Year Ended December 31, 1993
                             PHH
                           Common       U.S.                  Fidelity                             U.S.
                            Stock      Equity      Magellan     Money         Asset     Europe     Bond   Participant
                            Fund       Index         Fund       Market       Manager     Fund      Index    Loans       Total
Dividend income           $974,527    $273,450    $1,168,826   $251,300     $46,258      $2,636    $10,226  $    --     $2,727,223
Interest income               --          --          --         --            --         --          --       192,557     192,557
  Total dividend and
    interest income        974,527     273,450     1,168,826    251,300      46,258       2,636     10,226     192,557   2,919,780
Contributions:
  Employee               1,223,476   1,114,744     2,095,633  1,292,776     103,420      52,128     41,902       --      5,924,079
  Employer               2,837,060         --           --      978,882        --          --         --         --      3,815,942
    Total contributions  4,060,536   1,114,744     2,095,633  2,271,658     103,420      51,128     41,902       --      9,740,021
Interfund transfers     (1,481,283)   (272,553)    1,512,511 (1,522,613)    906,631     514,929    222,225     150,153       --
Withdrawals and
  distributions to
  participants          (2,237,725)   (457,796)     (724,297)(1,371,888)    (78,971)     (5,007)    (1,968)   (245,546) (5,123,198)
Plan expenses incurred      (1,102)     (2,636)       (1,920)   (63,866)       (385)        (12)       (25)      --        (69,946)
Net appreciation
  (depreciation)
  in fair value of
  investments              159,060     349,762     1,090,220      --         38,628      48,077     (4,258)      --      1,681,489
Increase (decrease) in net
  assets available for
  benefits               1,474,013   1,004,971     5,140,973   (465,409)  1,015,581     612,751    268,102      97,164   9,148,146
Net assets available for
  benefits:
  Beginning of year     33,080,027   6,093,423     8,171,089  8,625,445      --          --            --    2,592,644  58,562,628
  End of year          $34,554,040  $7,098,394   $13,312,062 $8,160,036  $1,015,581    $612,751   $268,102  $2,689,808 $67,710,774

                       PHH CORPORATION EMPLOYEE
                            INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS
                              (Continued)

(5)  FEDERAL INCOME TAX EXEMPTION

The Internal Revenue Service issued its latest determination letter on January 23, 1995 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes.


(6)  FORM 5500 RECONCILIATION

Amounts due to participating employees of $153,453 and $158,773, in 1994 and 1993 are reflected as liabilities and benefit payment expenses in the Plan's Form 5500 but are presented as a component of net assets available for plan benefits in the financial statements.

                         PHH CORPORATION EMPLOYEE
                              INVESTMENT PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              Par Value or
Name of Issuer and Title of     Number of                      Current
  Issue                           Shares        Cost            Value
December 31, 1994
PHH Corporation common stock       861,896     $28,663,682    $29,950,883
Equity-Income Fund - Fidelity
  U.S. Equity Index Portfolio      417,597       6,349,926      7,061,559
Growth Fund - Fidelity
  Magellan Fund                    208,625      13,875,245     13,936,122
Money Market Fund - Fidelity
Retirement
  Money Market Portfolio           10,081,717   10,081,717     10,081,717
Asset Allocation Fund - Fidelity
  Asset Manager                    129,894       1,928,589      1,796,428
International Growth Fund -
  Fidelity Europe Fund              63,059       1,197,979      1,261,177
Bond-Income Fund - Fidelity
  U.S. Bond Index Portfolio        28,670          308,333        285,836
     Total investments                         $62,405,471    $64,373,722

                            PHH CORPORATION EMPLOYEE
                                 INVESTMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1994

                                Purchases                              Sales
                                          Current Value                                  Current Value
                      Total     Purchase  at transaction  Total    Selling      Cost of  at transaction  Net
Description of Asset    #         Price        date         #       Price       Asset          date    Gain(Loss)
PHH Corporation        137      $5,638,156   $5,638,156    111     $4,561,711  $3,942,146  $4,561,711   $619,565
 common stock
Fidelity U.S. Equity   173       1,502,304    1,502,304    131      1,393,100   1,234,909   1,393,100    158,191
 Index Portfolio
Fidelity Magellan      186       4,373,328    4,373,328    130      2,944,434   2,880,843   2,944,434     63,591
 Fund
Fidelity Retirement    196       4,154,580    4,154,580    187      2,241,743   2,241,743   2,241,743       --
 Money Market
 Portfolio
Fidelity Asset         151       1,333,180    1,333,180     65        372,194     383,776     372,194    (11,582)
 Manager
Fidelity Europe Fund   137         745,991      745,991     39        119,779     115,685     119,779      4,094
Fidelity U.S. Bond      75         158,300      158,300     28        112,609     122,169     112,609     (9,560)
 Index Portfolio

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned here duly authorized.

                              PHH CORPORATION EMPLOYEE INVESTMENT PLAN

Date:  June 22, l995          By (Roy A. Meierhenry's signature)

                                 Roy A. Meierhenry
                                 Senior Vice President and Chief
                                 Financial Officer of PHH Corporation
                                 Chairman - Employee Benefits Committee

               Consent of Independent Auditors



The Stockholders and
  Board of Directors
PHH Corporation:


We   consent  to  the  incorporation  by  reference  in  the
Registration Statement (No. 33-53282) on Form S-8 of PHH Corporation of our report dated June 16, 1995, relating to the statements of net assets available for plan benefits of PHH Corporation Employee Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended and the related schedules for the year ended December 31, 1994, which report appears elsewhere in this Form 11-K dated June 22, 1995.

                      (KPMG Peat Marwick LLP's signature)
                      KPMG PEAT MARWICK LLP


Baltimore, Maryland
June 22, 1995
                             -14-